Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Capital Markets Day Presentation 02 August 2021

In connection with the proposed business combination and related transactions (the “Proposed Transaction”), among Lilium GmbH (“Lilium” or the “Company”), Qell Acquisition Corp. (“Qell”), Queen Cayman Merger LCC, and Lilium B.V. (which will convert into Lilium N.V., a public company under Dutch law, before completion of the Proposed Transaction), the holding company that will acquire Lilium and Qell (“New Lilium”) (collectively referred to herein as the “Lilium Group”), New Lilium has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes preliminary proxy materials that will be distributed to Qell’s shareholders in connection with its solicitation for voting proxies in respect of the proposed business combination and other matters described in the Registration Statement, as well as a prospectus relating to the offer of New Lilium’s securities to be issued in the Proposed Transaction. Investors, shareholders and other interested parties are advised to read the Registration Statement (and all amendments thereto) as well as other documents filed by New Lilium with the SEC in connection with the Proposed Transaction, because these documents will contain important information about the Lilium Group and the Proposed Transaction. The definitive proxy statement/prospectus will be mailed to Qell’s stockholders as of the record date established for voting on the proposed business combination. Interested parties will also be able to obtain copies of such documents, without charge, at the SEC's website located at www.sec.gov or by directing a request to Colleen Robar, Qell Acquisition Corp., 505 Montgomery Street, Suite 1100, San Francisco, CA 94111 or by telephone at +1 313-207-5960. No Representations or Warranties No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will the Lilium Group or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes that the Lilium Group believes are reasonable. The Lilium Group has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness, and this data is subject to change. This presentation does not purport to be exhaustive or to contain all the information to make a full analysis of the Lilium Group or the Proposed Transaction. Except as otherwise required by applicable law, the Lilium Group disclaims any duty to update the information contained in this presentation. Forward-L ooking Statements and Risk Factors This presentation contains certain forward-looking statements, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the Proposed Transaction, the Lilium Group’s proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, the expected results of the Lilium Group’s business and business model when launched in phases, and the Lilium Group’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many fa ctors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to, the following risks: (i) the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the Proposed Transaction may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties fail to satisfy the conditions to the consummation of the Proposed Transaction, such as Qell's shareholders or Lilium's shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell's public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the lack of a third party valuation in Qell’s determination to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Lilium’s business or the Proposed Transaction; (vii) the effect of the announcement or pendency of the Proposed Transaction on Lilium’s business relationships, performance and operations generally; (viii) the inability to complete the PIPE investment in connection with the Proposed Transaction; (ix) the Proposed Transaction disrupts Lilium’s current business plans and operations or potential difficulties in Lilium employee retention as a result of the Proposed Transaction; (x) the outcome of any legal proceedings that may be instituted against the Lilium Group related to the Proposed Transaction; (xi) the Lilium Group’s ability to obtain or maintain Qell’s securities listing on the Nasdaq or obtain listing of New Lilium’s securities; (xii) the market price of Qell’s and the post combination company’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and changes in the capital structure; (xiii) the Lilium Group’s ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities after the completion of the Proposed Transaction; (xiv) general economic downturns or general systematic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (xv) the Lilium Group and its current and future business partners will be unable to successfully develop and commercialize the Lilium Group’s business, or experience significant delays in doing so; (xvi) the post-combination company may never achieve or sustain profitability; (xvii) the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xviii) the post-combination company experiences difficulties in managing its growth, moving between development phases or expanding its operations; (xix) third-party suppliers, component manufacturers or service provider partners are not able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect, or disruptions in the Lilium Group’s supply chains due to the COVID-19 pandemic or otherwise; (xx) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s jets or delays in seeking full certification of all aspects of the Lilium Group’s jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xxi) the technology necessary to successfully operate the Lilium Group’s business, as contemplated in the business models and financial forecasts, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xxii) any identified material weaknesses in the Lilium Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xxiii) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xxiv) the Lilium Group’s inability to secure or protect its intellectual property; and (xxv) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on fo rward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. For additional information on these and other risks faced by the Lilium Group that may cause actual events or results to differ materially from those contained in the projections or forward-looking statements, see also the section titled “Risk Factors” in the Registration Statement. Legal disclaimer

Legal disclaimer (Cont’d) Use of Projections and Description of Key Partnerships This presentation contains Lilium’s projected financial information, such as revenue, cost of goods sold, gross profit, operating capital expenditures, selling, general and administrative expense, EBITDA and gross margins through 2027. Such projected financial information constitutes forward-looking information based on management’s reasonable expectations and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying projected financial information are necessarily inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, as discussed above under “Forward-Looking Statements”. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The Lilium Group’s independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not and will not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. See "Note on Projections and Estimates" for a discussion of key assumptions used. This presentation contains descriptions of some of Lilium’s key business partnerships with whom Lilium has entered into feasibility studies, indications of interest, memorandums of understanding or other preliminary arrangements. These descriptions are based on the Lilium management team’s discussions and the latest available information and estimates as of the date of this presentation. In each case, these descriptions are subject to negotiation and execution of definitive agreements which have not been completed as of the date of this presentation and, as a result, the nature, scope and content of these key business partnerships remain subject to change. Financial Information; Non-IFRS Financial Measures Some of the financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or other report or document Lilium Group files SEC. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA, have not been prepared in accordance with IFRS. Management believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Lilium Group’s financial condition and results of operations. Management believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in the Lilium Group’s business and can assist investors in comparing the Lilium Group’s financial measures to those of other similar companies, many of which present similar non-IFRS or non-GAAP financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. You should review Lilium’s audited financial statements in the Registration Statement for a presentation of Lilium’s historical IFRS financial information. Participants in the Solicitation The Lilium Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Qell’s shareholders in connection with the Proposed Transaction. Information regarding these deemed participants and their direct and indirect interests will be provided in the Registration Statement. You can find more information about the Lilium Group’s directors and executive officers in the Registration Statement. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Lilium Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Trademarks This presentation contains the trademarks, service marks, trade names and copyrights of the Lilium Group and other companies, which are the property of their respective owners. Graphic Representations Aircraft depicted in this presentation have been rendered utilizing computer graphics. The information contained herein is made as of August 2, 2021 and does not reflect any subsequent events.

Today’s participants & agenda Daniel Wiegand CEO & Co-Founder Dirk Gebser Chief Manufacturing Officer Inventor of Lilium aircraft architecture and propulsion expert VP Assembly for Airbus A320 & A380 Alastair McIntosh CTO Chief Engineer A350 engines and MD Rolls- Royce Germany Alex Asseily Chief Strategy Officer Founder of Jawbone, Founder of Elvie, CEO of Zulu Group. Geoff Richardson CFO CFO of GM Cruise, oversaw $7BN+ of Capital into Cruise Yves Yemsi Chief Program Officer SVP Procurement & Supply Chain, VP Program Quality A350 Intro & Product Technology Commercial Plans Program Manufacturing Financials

Azul has the largest airline network in Brazil Announced: Anticipated sale of 220 aircraft with projected $1BN deal value Founded by David Neeleman – founder of: 5 Lilium Capital Markets Day Presentation 2021 Source: Azul. Press release. Note: Azul and Lilium have entered into a preliminary binding agreement contemplating a strategic alliance and aircraft order. Final commercial terms are still being negotiated and remain subject to definitive documentation. Network size based on number of cities served.

One of the world's leading companies in the manufacturing and industrialization of special lithium-ion battery cells Porsche creates JV with CUSTOMCELLS to produce high-performance battery cells (Reuters) Battery industrialization and capacity secured with CUSTOMCELLS® through at least 2026 7 Lilium Capital Markets Day Presentation 2021

5th generation demonstrator: test campaign kicked-off Source: Lilium flight test team. Note: Aircraft in the image is a full scale, unmanned demonstrator and not a serial production aircraft. 8 Lilium Capital Markets Day Presentation 2021

New stellar board members from High-Tech and Aerospace Gabrielle Toledano Henri Courpron Tom Enders CEO, Airbus SE (2012-2019) CEO, Airbus Commercial Aircraft Division (2007-2012) Chairman1 CHRO: Tesla, Electronic Arts, Siebel COO Keystone Strategy President and CEO of Airbus, North America CEO International Lease Finance Corporation Previous roles

Analytics for testing and supply chain control tower & PIPE Investor1 Airline operations for Europe Major vertiport hub Procurement of avionics, flight control & PIPE Investor1 News since June and timing update Qell is in the process of filing its 3rd amendment to the F4 and targets shareholder vote in early September 10

Daniel Wiegand CEO & Co-Founder Product Inventor of Lilium aircraft architecture and propulsion expert 11 Lilium Capital Markets Day Presentation 2021

Building radically better ways of moving A revolution in sustainable high speed regional air mobility 12 Lilium Capital Markets Day Presentation 2021

Substantial time savings for short-distance and regional trips

Zero Operating Emissions



Boston
Montauk
New York
JFK Airport

~1h 15 minutes
~$300 per passenger
~2hrs+ time savings

~40 minutes
~$200 per passenger
~ 2hrs time savings

~5 minutes
~$65 per passenger
~40min time savings

Source: Lilium Business Plan. Note: 7-Seater: 2026E. Time calculations based on Lilium flight time with average speed of 155 mph – referring to trip time only. Time comparison based on average trip time by car according to Google Maps. New York used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany. Boston route based on mid-term range potential.

Lilium Capital Markets Day Presentation 2021 13

Revolutionizing regional high-speed transportation Palm Beach Miami Fort Myers Substantial time savings for short-distance and regional trips ~20 minutes ~$150 per passenger ~1hr time savings ~45 minutes ~$200 per passenger ~2hrs time savings

High-speed regional air network ~100x cheaper ~10x faster to deploy vs. ground transport infrastructure

Product performance: Market-leading electric vertical takeoff and landing jet Fully electric Zero operating emissions 7-Seater leading payload Passenger and cargo use cases 175 mph 5X faster than average car journey Spacious cabin Differentiated customer experience ~155 mi range Access to short- and long distance routes Lower noise than competitors Regular urban landing

Lilium: market-leading passenger experience & safety − Ultra r edundancy - safer − Fan b lade loss containment - safer − Fully electric – zero emissions − Business jet cabin – familiar, spacious − Lower vibration – smooth, pleasant ride − 6 passenger seats – pass savings to customers

Unmatched customer experience

Accelerating parcel delivery times - sustainably − Large cabin: 6m^3 (210 ft^3) − Highest eVTOL cargo payload − 175 mph - covers ~25 times larger area than truck − Connect i naccessible regions, flexibly − Low noise - easier access to urban warehouses − Ultra redundancy – safer for cities and cargo

Making same day delivery a ‘new normal’ even in geographically remote logistics scenarios Honolulu Shipping Center Kahului Hawaiian Islands ~35 minutes – even to remote areas ~2 days faster than ferry shipping ~50% lower price vs. existing air delivery Hyper-local delivery points

What people care about according to the regulators Customer needs are aligned with Lilium’s strengths

Lilium aims to take sustainable mobility to the next level Passenger Jets CO2/pkm: 189g Gasoline Cars CO2/pkm: 142g Electric Cars CO2/pkm: 31g Trains CO2/pkm: 18g Lilium CO2/pkm: 13g End-to-end CO2 footprint including emissions from operations, production and infrastructure

Decarbonization of transportation is inevitable



Transportation contributes 27- 29% of US and EU GHG emissions:

Lilium CO2 reduction potential by 2030:

~3,000,000 tons CO2 p.a.

Source: International Energy Agency. Umweltbundesamt. Carbon Brief. European Parliament Research. BloombergNEF. US EPA. Lilium engineering data. Management estimates. Lilium Business Plan: 7-Seater 2030E. CO2 reduction potential refers to 2030.

Lilium Capital Markets Day Presentation 2021 23

Our team has built and shipped successful & complex aircraft

Board

Tom Enders
Chairman[1] & Investor



CEO of Airbus

AIRBUS

Engineering

Alastair McIntosh
Chief Technology Officer



Chief Engineer & MD of Rolls Royce



Engines of Airbus A350 and Gulfstream G650

Brian Phillipson
Deputy Chief Technology Officer



Managing Director of BAE Systems

BAE SYSTEMS
Eurofighter Typhoon



Harrier VTOL



Eurofighter Typhoon

Luigi Moretti
Chief Engineer



Chief Engineer of NextGen Tiltrotor

PIASECKI



NextGen Tiltrotor

Program & Certification

Yves Yemsi
Chief Program Officer



SVP Procurement & Supply Chain, VP Program Quality at Airbus

AIRBUS



A350



A380

Bhavesh Mandalia
Head of Airworthiness



Head of Design Organization at Boeing

BOEING

EASA
Part 21J DOA

Manufacturing

Dirk Gebser
Chief Manufacturing Officer



VP Aircraft Assembly, SVP Aerostructure at Airbus

AIRBUS



A320



A380

Previous roles

Source: Company Information. (1) Future Chairman.

Lilium Capital Markets Day Presentation 2021 24

Technology 25 Lilium Capital Markets Day Presentation 2021 Alastair McIntosh Chief Technology Officer Formerly MD and Chief Engineer of Airbus A350 and Gulfstream G650 jet engines

Ducted Electric Vectored Thrust (DEVT) • Lower noise, lower vibration (smoother ride) • Safer (blade loss containment) • Larger aircraft with more payload • Scalable (higher revenue potential per jet) Lilium’s proprietary propulsion technology drives major advantages over open propeller eVTOL

Ducted fans need >10X less propulsion area than open propellers for the same aircraft Ducted Fan (Lilium) Open propeller (Competitors) Same thrust >10X smaller footprint

Future Proof: Designed to be scalable in same footprint Expected Entry Into Service Future Lilium 7-Seater Open propeller 5-Seater competitor 15m 1.5x larger1 3.75x larger1 Lilium 16-Seater Hypothetical Open propeller 16-Seater competitor Only scales with larger wingspan or higher noise

Designed for highest safety standards 36 engines: safe landing even after multiple engine loss 72 battery modules shielded from cabin 3 dissimilar flight control computers – supplied by Honeywell − 1 x 10-9 failure probability, like Airbus A350 − Redundancy − No single point of failure − Dissimilar and redundant computers Crumple zones to protect passengers Ducts contain blade loss

Lilium mission is regional transport – not to hover



Hover 10s
Hover power
Power demand over typical flight profile
Hover 20s (+60s for reserve)
Power consumption
Cruise power approximately 10% of hover power
Transition 20s
~30 minutes cruise segment
Retransiton 20s

Lilium ~2X higher power consumption in hover than open propeller configuration

Hover is only ~30 seconds, so energy use only ~5% more vs. open propeller per mission

Source: Architectural performance assessment of an eVTOL aircraft.

31

Low noise allows regular landings near communities


Measured
Lilium Jet
~60 dBA at
100m
Open propeller eVTOL
competitors ~60 dBA
projected at **220m**
(vs. ~52 dBA of Lilium at 220 m)
Helicopter
~60 dBA
projected at **1km**
60dBA is comparable to
standing near a dishwasher

Due to noise impact… "out of **40 helipads only 1 is active** in San Francisco"

Source: Management estimates. Architectural performance assessment of an eVTOL aircraft. Morgan Stanley.
Note: Assumes similar aircraft weight for open propeller eVTOLs vs. Lilium's 7-Seater.

32

33 Lilium Capital Markets Day Presentation 2021 Status today

Note: Aircraft in the video is a full scale, unmanned demonstrator and not a serial production aircraft. Note: Aircraft in the video is a full scale, unmanned demonstrator and not a serial production aircraft.

Aerodynamic testing 35 Lilium Capital Markets Day Presentation 2021

Acoustic testing 36 Lilium Capital Markets Day Presentation 2021

k Comprehensive testing capability for rapid technology development and program acceleration

Program & Supply Chain Lilium Analyst Presentation 2021 38 38 Lilium Capital Markets Day Presentation 2021 Yves Yemsi Chief Program Officer Formerly SVP Procurement & Supply Chain, VP Program Quality A350 A320 A380

We are progressing well in the concurrent type certification processes



2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Today
Aircraft Concept & Technology Validation
Start Certification Process
Start Serial Aircraft Program
Design
Production & Ground Test
Flight Test & Certification
Global Market Access
Certification applications accepted
EASA SC VTOL publication
Low-volume production of **Conforming Aircraft**
Type Certificate and Entry into service
EASA **CRI-A01** received
Certification Basis agreed[1]
Next step: **FAA G01** Issue Paper

Source: EASA. Company information. Management estimates. Note: Indicative, until EASA & FAA final rules for MoCs and Level of involvement are known: Lilium does not control regulatory timelines. (1) In 2020 received EASA CRI-A01 against current EASA SC-VTOL.

Lilium Capital Markets Day Presentation 2021 39

With the reception of the CRI-A01 certification basis, we have defined a clear roadmap until Type Certification − Definition of set of performance requirements for Lilium Jet − Definition of roadmap until Type Certification: Removal of unknows Importance of certification basis Aircraft technical familiarization How does the Lilium Jet architecture work? Certification basis Which requirements will apply for the Lilium jet? Compliance Demonstration & Reports Collection of methods and evidences to to demonstrate compliance Type Certification Data sheet Verification of compliance Type Certification Additional tests & reports to account for Significant Standard Differences between EASA and FAA Certification Basis CRI-A01 G-1 Issue Paper Means of Compliance Which means to demonstrate compliance? CRI-A01 G-2 Issue Paper

Wings, Fuselage and Structures Avionics and Flight Control System Composites Tier 1 aerospace suppliers to deliver key sub-systems to help accelerate the delivery & scaling of the Lilium Jet Selected examples: Battery cell manufacturing 41 Lilium Capital Markets Day Presentation 2021 Source: Aciturri. Honeywell. Toray. CUSTOMCELLS®.

Full thermal runaway containment in 5th generation flying demonstrator Silicon-anode lithium-ion pouch technology secured exclusively: — >330 Wh/kg, enabling ~155mi range — Power levels of 2.8 kW/kg — 15 minutes to 80%, 30 minutes to 100% — > 800 standard charge/ discharge cycles Requirements Lilium progress Battery strategy Safety Cell technology for Entry into Service Industrialization: Mass production — High energy density — High power density for take-off and landing — Fast charging — Long lifetime — Leverage standard battery cell production lines — Mass industrialization partner secured Active interest and dialogue with tier 1 suppliers Next generation technology and capacity

Partnership with CUSTOMCELLS® to manufacture cell technology at scale — > 10 years of experience in manufacturing high performance battery cells for automotive and aviation applications — Manufacturing silicon anode cells for Porsche AG (via Joint Venture) — State-of-the-art research and production sites in Germany: Proximity of engineering teams — Collaboration with Lilium for >12 months — Capacity through at least 2026 secured 43 Lilium Capital Markets Day Presentation 2021

Developer of a leading software for data driven decisions We are working with Palantir to help develop our enterprise operating system Enterprise Operating System Optimized testing Acceleration of supply chain and production Predictive maintenance Flight Operations Future Now

Points of attention

Points of attention	Airworthiness requirements	Supplier capabilities & delivery performance	Post-Covid supply chain inflation & disruption	Quality conformity to aerospace standards	Manufacturing rigor and agility
Proactive steps	✓ Authority **involvement** since 2017 (EASA – European Aviation Safety Agency; Federal Aviation Administration)	✓ Collaboration with **tier 1 suppliers** since 2019 (Honeywell; Toray Advanced Composites; Aciturri)		✓ **40+ experienced** quality engineers	✓ **130+ production** engineers and technicians
		✓ **60+** procurement professionals		✓ Data analytics (Palantir)	✓ Production scaling with **3rd parties**
		✓ Supplier **performance monitoring** (Palantir)			

✓ Experienced team: ~**4000 accumulated years** in challenging programs

Source: Company Information.

Lilium Capital Markets Day Presentation 2021 46

Manufacturing 47 Lilium Capital Markets Day Presentation 2021 Dirk Gebser Chief Manufacturing Officer Formerly VP Assembly for Airbus A320 & A380 A320 A380

2026 +: Start of global production with 3rd parties 2023 – 2025: Initial production near engineering 2021 – 2023: Prototyping and Type Certification Manufacturing Strategy: Phased approach to achieve quality & scale — Core factory capability for initial series production – at Munich HQ — Approval of production organization — Sourcing from certified Tier 1 aerospace suppliers — In-h ouse factory for capacity of 400 units p.a. – on site — Limited initial investment with focused level of automation — Capex light manufacturing strategy — Factories built by 3rd parties with Lilium’s support and blueprint

100,000 ft2 prototype manufacturing facility in place at HQ in Munich Source: Lilium manufacturing. Note: Prototype manufacturing. ~150 production engineers and technicians with 2000+ years of automotive/ aerospace experience Fast prototyping capabilities for 80 core processes in-house: machine shop, metrology lab, 3D-print, and 130 fast make suppliers Former employers of our production organization

Commercial Plans 50 Lilium Capital Markets Day Presentation 2021 Alex Asseily Chief Strategy Officer Founder of Jawbone, Founder of Elvie, CEO of Zulu Group

Lilium is positioned to win along three dimensions − Very low noise and vibration − Safer and more redundancy − Designed for scalability − Certified tier 1 aerospace suppliers Product performance Proprietary technology Business traction − Market-leading payload (people & cargo) − Unmatched customer experience − Range ideal for regional shuttle flights − High-speed − Best projected eVTOL unit economics − Up to $1BN in commercial contracts − Azul, Palantir, Ferrovial, Lux Aviation, Munich Airport, Lufthansa as partners − Global access, significant TAM in moving people and cargo

Concurrent certification and commercial ecosystem would enable global access

Absorbing shares from traditional passenger transportation modes through speed and accessibility

Moving people markets, 2020

$3TN



- Slow
- High CO_2 emissions

$0.5TN



- Low accessibility
- Limited time savings on regional routes
- High CO_2 emissions

$0.3TN



- Inconvenient
- Limited network density

$35BN



- Expensive
- High CO_2 emissions

eVTOL passenger TAM, 2040

~$500BN



Source: McKinsey. The Business Research Company. Fortune Business Insights. Morgan Stanley.

Lilium Capital Markets Day Presentation 2021 53

Revolutionizing the middle-mile cargo segment through high-speed, 360-degree delivery

Logistics megatrends

50%

of customers willing to pay for same-day delivery

70%

Residential deliveries vs. 30% commercial: Need to bring parcel closer to customer

Moving things markets, 2020

$4.5TN



- Limited 24hr. Delivery
- High CO_2 emissions
- Limited by geography

$0.3TN



- Long-haul hub-to-hub only
- No inner-city access
- Inflexible flight schedule

$0.3TN



- Long distance delivery only
- Low network density
- Limited by geography

eVTOL cargo TAM, 2040

~$500BN



Source: Armstrong & Associates. Morgan Stanley. McKinsey. Council of Supply Chain Management Professionals.

Lilium Capital Markets Day Presentation 2021 54

We will access two complementary business lines Lilium Network (B2C) Selling tickets on Lilium’s own passenger networks operated by certificated air carriers Turnkey Enterprise Sales (B2B) Selling fleets of aircraft with arranged service & maintenance support to corporates & governments

Large TAM potential − 4th largest US GDP − ~130M tourists p.a. − Most cities can be connected within 150 mi − 90% of commuters travel by car − Lilium >4x faster than car Florida is highly appealing to launch our service Welcoming political environment Existing aerospace infrastructure Good weather Market potential validated by partners Limited public transport & high congestion 56 Lilium Capital Markets Day Presentation 2021

Vertiport network planned for Florida launch

~$200m of commitments

10 sites incl. international airports planned in Florida **exclusive** to Lilium

Responsibilities
- **Secure sites**
- **Construction**
- **Permitting**
- **Ground Operations**

Lilium pays **landing fees** upon **commencement of site operations**

Potential to extend to **other regions in US and Europe**


Daytona
Orlando
Melbourne
Tampa
St. Petersburg
Sarasota
Port St Lucie
West Palm Beach
Fort Myers
Naples
Fort Lauderdale
Miami
Key Largo

$600m revenue projected with **125** jets in operation

Source: Ferrovial. Lilium Business Plan.

ferrovial

- Leading **transport infrastructure developer** and **operator**
- Developed and operate **33 airports** incl. **Heathrow**

57

Frankfurt Salzburg Zürich Nuremberg Cologne Munich Airport Munich Basel Bielefeld Kassel Düsseldorf Stuttgart Luxembourg Ingolstadt Jets expected to be deployed ~190 Potential revenue p.a. ~$900M Germany launch network being secured through strong commercial relationships

59 Lilium Capital Markets Day Presentation 2021 Source: World Economic Forum. Aviationpros. Targeting highly attractive Brazilian market São Paulo has world’s largest helicopter fleet – Brazil has world’s 2nd largest fleet of business aircraft Poor road infrastructure Well established helicopter and business aviation market is low hanging fruit

Azul has the largest airline network in Brazil Announced: Anticipated sale of 220 aircraft with projected $1BN deal value Founded by David Neeleman – founder of: 60 Lilium Capital Markets Day Presentation 2021 Source: Azul. Press release. Note: Azul and Lilium have entered into a preliminary binding agreement contemplating a strategic alliance and aircraft order. Final commercial terms are still being negotiated and remain subject to definitive documentation. Network size based on number of cities served.

− Operate Lilium Jet network in Brazil − Maintenance and crewing − Marketing and commercialization − Support with Brazil regulation Planning to leverage Azul’s local ecosystem and market access to scale eVTOL service in Brazil − Anticipated sale of 220 Lilium Jets − Aftermarket services − Support launch of operations − Marketing support 61 Lilium Capital Markets Day Presentation 2021 Source: Azul. Note: Subject to entry into definitive agreement. Lilium has agreed to, following the business combination closing, either issue warrants to Azul for 1.8 million shares at €0.12 nominal price per share or to pay a cash fee, subject to certain modifications or increases depending on timing.

~4x lower operating costs vs helicopter


São José
dos Campos
Faria Lima

	Distance	Flight time	Operating Costs ($ / passenger)	CO2 (kg / passenger)
Helicopter	~60 miles	~25 min	~$400	~50 kg
Lilium			~$100	~1 kg

~4x lower cost

~ 50x lower CO2 emissions

Source: Lilium Business Plan. Management estimates. McKinsey.

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Rio de Janeiro São Paulo Ilhabela Riviera de São Lourenço Sorocaba Fazenda Boa Vista Angra dos Reis Macaé São José dos Campos Campinas Viracopos Target to deploy 220 aircraft from 2025 onwards Range within hour Brazil network plan developed through joint market assessment

Financials 64 Lilium Capital Markets Day Presentation 2021 Geoff Richardson Chief Financial Officer Former CFO of Cruise, oversaw $7BN+ of Capital into Cruise

In 2026, a single jet is expected to generate ~ $5M revenue

Operational parameters

~25
Flights per day per jet

~60 miles
Average trip distance

~10 hrs
Daily hours spent in flight

10%
Annual downtime for maintenance and training

~ 500,000 mi
Annual revenue generating vehicle miles per jet

~ $15,000
Daily revenue per jet

~ $5M
Annual revenue per jet

Monetization

4.5 out of 6
Passenger seats filled

~ $2.25
Price per passenger mile

~ $10
Revenue per vehicle mile

Source: Lilium business plan. Management estimates.
Note: 7-Seater: 2026E. Figures converted at USD / EUR of 1.21. Assuming 5% Deadhead ratio.

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Attractive pricing for the customer

In $ per passenger mile

Assuming 4.5 passengers per flight


~$2.25
~$1.75
~25%
~$0.50
Price
Fully loaded cost
Margin
Per passenger mile

Pricing power sensitivity

Price per passenger mile	Margin	Payback (years)
2.25 $/mi	~25%	~2.0
2.50 $/mi	~32.5%	~1.8
2.75 $/mi	~40%	~1.6
3.00 $/mi	~47.5%	~1.4

Source: Lilium business plan. Management estimates.
Note: 7-Seater: 2026E. Figures converted at USD / EUR of 1.21.

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50% of cost base is independent of aircraft size $1.75 Fully loaded cost per filled seat mile $0.4 $0.3 $0.1 Fixed $0.2 $0.1 $0.1 Variable Infrastructure Maintenance & Spares Pilots Data cost, AOC / Air Traffic Fees Depreciation Tax Customer acquisition Energy ~50% ~50% Battery replacements In $ per passenger mile Assuming 4.5 passengers per flight $0.1 $0.2 $0.1 Battery replacements: Every ~4 months Key stats Lifetime per jet: ~8 years Pilots per jet p.a.: 4.5

$2.5M ~2.0 $3.0M ~2.5 $3.5M ~3.0 Jet unit cost Payback (years) $2.0M ~1.5 Cost of aircraft Structure and Interiors ~25% Avionics and Flight Controls ~20% Assembly ~5% Propulsion system ~40% Energy systems ~10% 68 Lilium Capital Markets Day Presentation 2021

More seats provide greater pricing power Base scenario ~25% ~ $2.25 4.5 out of 6 ~40% ~ $2.25 6 out of 6 ~25% ~ $3.00 3 out of 6 Passenger seats filled Sensitivity of margin on load factor and pricing Price per passenger mile Margin

Enterprise sales de-risk the business through immediate payback of the jet and revenue predictability

Upfront payment	~ $4M
Aftermarket support (per annum)	~ $1M
Jet payback period	immediate
Lifetime profit per jet	~ $5M



Replacement parts
and aircraft servicing



Software tools for safe and efficient operations incl. **aircraft health monitoring platform with**

Palantir

Source: Lilium business plan. Palantir.
Note: 7-Seater: 2026E. LT profit calculated as upfront payment minus initial costs plus annual service margin * lifetime of jet (equal to 8 years). Figures converted at USD / EUR of 1.21. Aircraft health monitoring platform still under development.

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Financial profile $M 2021B 2022E 2023E 2024E 2025E 2026E 2027E Production volume (50%-50% allocation) 90 325 600 950 Profit & Loss items People Network - - - 29 496 1,709 3,214 Turnkey Enterprise Solution - - - 217 818 1,597 2,653 Total Revenue5 - - - 246 1,314 3,306 5,867 % Growth nm 435% 152% 77% COGS1 - - - (169) (881) (2,041) (3,668) OPEX & SGA (173) (182) (197) (257) (364) (557) (760) Adjusted EBITDA2 (173) (182) (197) (180) 70 708 1,440 % Margin nm nm nm nm 5% 21% 25% Selected cash flows Operating cash flows (173) (182) (197) (197) 39 521 1,060 Capex3 (48) (67) (65) (61) (108) (45) (114) % Revenue nm nm nm 25% 8% 1% 2% Capital Investments in Lilium Network fleet4 - - - (127) (448) (749) (1,152) % Revenue nm nm nm 52% 34% 23% 20%

Preliminary Design Phase Major strategic milestone targets Critical Design Phase Multiple Conforming Aircraft Test Campaign Aircraft Type Certification Commercial Revenues — Aircraft architecture and sub-systems designed according to requirements — Key suppliers selected — Industrial roadmap established — Detail Design phase completed — Start of production of conforming components & systems — Manned flight and Certification flight test campaign of conforming aircraft — Type certification validation by other National Aviation Authorities such as — First revenues from Lilium Network and / or Aircraft Sales — Ground testing of conforming prototype aircraft

Long term success drivers Aircraft scalability China opportunity Automated airspace management and vehicle autonomy1 Data ecosystem — Projected to achieve cost < $1 per passenger mile — Targeting lower ticket prices — Cargo equivalent of delivery truck — Potential to be largest eVTOL market — Existing relationship with Tencent — Lilium believes that the digitization of airspace management and autonomous aircraft will unlock exponential growth in eVTOL — Technology advances, an innovative regulatory regime and societal acceptance are requirements to achieve these goals — Faster development — Predictive maintenance — Higher operating efficiency — Customer insights

This transaction is intended to fund to launch of commercial operations

Round timing and size

- Raising ~$830M of total gross proceeds ($450M in PIPE Investments, and may have access to up to ~$380M currently held in Qell trust - subject to Qell investors' right of redemption)
- Business combination expected to close in Q3-2021

Use of proceeds

- Finalize German factory for serial production
- Launch serial production aircraft
- Complete Type Certification process
- Launch global revenue generating business



Go-to-market
~$100M, 12.5%
Talent &
Infrastructure
~$500M, 62.5%
Production &
engineering capex
~$200M, 25%

Source: Lilium business plan. Management estimates.
Note: The process to get to entry into service might be delayed, require more funds than expected and is subject to various risks of unexpected developments , which may cause costs to be higher than projected.

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Our ecosystem will facilitate and accelerate our product delivery, commercialization, and scaling Tier 1 suppliers Global investors Commercial 1 1 1 1

Lilium’s key investment highlights DEVT Proprietary Technology Scalable, safe, low noise Worldwide market access EASA & FAA with certification basis agreed with EASA Team that has shipped commercial aircraft Deep experience in execution & delivery of major commercial aircraft Certified Tier 1 aerospace suppliers De-risks execution for quality, cost, and time to market Regional model for people & cargo Launch plans in place, strong unit economics Building radically better ways of moving 76 Lilium Capital Markets Day Presentation 2021

Thank You

Note on projections and estimates

Management's projections and estimates in this presentation are based, among other things, on various assumptions made and expectations anticipated by Lilium's management, including the following:

- For Lilium's Turnkey Enterprise solution (B2B) service, each contract will generate an upfront fee of approximately $4 million, followed by an annual service and maintenance fee of approximately $1 million per jet, which translates into an immediate payback period on the jet and a lifetime profit of approximately $5 million, assuming an average in-service life of 8 years.
- For Lilium's B2C networks, beginning in approximately 2026, one jet will cover approximately 1,500 miles per day, or approximately 20 to 25 flights, with an average of 4.5 out of 6 passenger seats filled, and an average price per passenger mile of approximately $2.25, generating approximately $15,000 of revenue per day, or approximately $5 million per year.
- A deadhead ratio of 5% (i.e., 5% of all flights will be empty) and 10% annual downtime per jet per year for maintenance and training.
- That, beginning in approximately 2026, one jet of the Lilium network is estimated to generate an annual contribution margin of approximately $1.25 million or approximately 25%, taking into account operating cost assumptions (such as pilots, landing fees, fees for air traffic control, maintenance and spare parts, battery replacements, energy costs, data cost, air tax, insurance, jet depreciation and customer acquisition costs).
- Jet unit manufacturing costs of approximately $2.5 million.
- With respect to costs, the projections provided by Lilium management assume that Lilium's direct costs for service operations in 2026 will be allocated approximately as follows:
    - Infrastructure and ground operations: 25%
    - Maintenance and spare parts (Assumes battery replacement on average every four months): 20%
    - Pilot costs (Assumes one jet requires 4.5 pilots per year): 20%
    - Jet depreciation cost (8-year, straight line depreciation method): 10%
    - Direct tax: 10%
    - Customer acquisition costs: 10%
    - Energy costs: 5%

The projections in this presentation are based on a number of additional assumptions and factors, including factors outside of the control of Lilium's management, and there can be no assurance that such projections will be achieved or that actual results will not differ, including materially, from such projections. For more information, see the section entitled "Lilium Prospective Financial Information" in the Registration Statement.

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